Filed Pursuant To Rule 433

Registration No. 333-217785

April 25, 2019

Case Study CONSTRUCTING PORTFOLIOS WITH SPDR® GOLD SHARES (GLD®)

Case Study | Constructing Portfolios with SPDR® Gold Shares (GLD®)

Strategic Allocation to GLD in a Global Multi-Asset Portfolio

A recent paper, "A Case for Global Diversification: Harnessing the Global Multi-Asset Market Portfolio" by State Street Global Advisors Investment Solutions Group (ISG),[1] examined the global investable opportunity set and its implications for investors. They defined the Global Multi-Asset Market Portfolio (GMP) as the portfolio consisting of all investable capital assets, where the proportion invested in each asset corresponds to that asset's market value divided by the sum of the market value of all assets in the portfolio. It is the sum of all investors' holdings and a de facto proxy for the investable opportunity set available to all investors globally, or what is usually known as the 'market portfolio.'

We examined the results of adding an allocation to GLD comprising 2%, 5%, and 10% of a multi-asset portfolio under a hypothetical scenario. The hypothetical portfolio is based on the concept of the GMP developed by State Street Global Advisors ISG and incorporates additional assumptions for the purpose of our case study. We constructed the hypothetical global multi-asset portfolio by:

- Replicating the asset classes in the GMP with non-investable market indices;
- Slightly adjusting each asset weighting in the GMP to also include commodities in the portfolio and assume no gold exposure at the start (Portfolio A) and;
- Subtracting the weight equally from the equities and government-bonds asset classes (two asset classes with the highest weights) to add in GLD at 2% (Portfolio B), 5% (Portfolio C) and 10% (Portfolio D).

Returns of the hypothetical blended portfolios cover the period between January 1, 2005 and March 31, 2019, and the hypothetical portfolios were rebalanced every 12 months to maintain target portfolio weights.

From the results shown in Figure 1, we found that under our hypothetical scenario:

- Portfolios B, C and D had higher Sharpe ratios, lower maximum drawdowns and lower standard deviations with higher returns compared to Portfolio A;
- Portfolio D had the highest Sharpe Ratio (0.50) and highest cumulative return (126.06%);
- Portfolio D had the lowest maximum drawdown (-29.43%).

The results illustrated that under this hypothetical scenario using broad indices to represent various asset classes that includes allocations of anywhere from 2% to 10% to GLD right after the ETF's inception, the portfolios with allocations to GLD (Portfolios B, C and D) have outperformed the multi asset portfolio with identical exposure to indices but without equivalent allocations to GLD (Portfolio A). From an asset allocation perspective, hypothetical portfolios with a GLD allocation had better risk-adjusted returns.

[1] Frederic Dodard and Abigail Greenway, A Case For Global Diversification: Harnessing the Global Multi-Asset Market Portfolio, IQ Insights, State Street Global Advisors ISG EMEA, 2015.

Figure 1: Hypothetical Blended Portfolio Results

Porfolio	GLD Allocation %	Annualized Return %	Cumulative Return %	Annualized Standard Deviation %	Sharpe Ratio*	Maximum Drawdown (%)
A	0	5.56	116.19	9.51	0.45	-33.29
B	2	5.62	117.84	9.45	0.46	-32.54
C	5	5.73	121.12	9.36	0.48	-31.39
D	10	5.89	126.06	9.29	0.50	-29.43

* Assumes risk-free rate of Citigroup 3-month T-bills.

Source: Bloomberg Finance L.P., FactSet State Street Global Advisors, as of March 31, 2019.

Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Returns do not represent those of a specific product managed by State Street Global Advisors Funds Management, Inc, but were achieved by mathematically combining the actual performance data of the constituents as listed in Figure 1, according to their weightings detailed in Figure 1. Performance of the hypothetical blended portfolio assumes no transaction and rebalancing costs, so actual results will differ. Performance of SPDR® Gold Shares (GLD®) reflects annual expense ratio of 0.40 percent.

All data based on monthly measures of performance.

GLD's performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted.

Visit spdrs.com for most recent month end performance.

State Street Global Advisors 2

Case Study | Constructing Portfolios with SPDR® Gold Shares (GLD®)

Figure 2: Asset Class Weightings for Hypothetical Blended Portfolios A, B, C and D

		Weighting (%)			
Asset Class	**Index**	**Portfolio A**	**Portfolio B**	**Portfolio C**	**Portfolio D**
Equity	MSCI All Country World Index	40	39	37.5	35
Total Equity		**40**	**39**	**37.5**	**35**
Government Bonds	Bloomberg Barclays Global Aggregate Government Bond Index	25	24	22.5	20
IG Credit	Bloomberg Barclays Global Aggregate Corporation Bond Index	16	16	16	16
Inflation Linked Bonds	Bloomberg Barclays World Inflation Linked Bond Index	2	2	2	2
HY Bonds	Bloomberg Barclays Global Corporate High Yield Bond Index	2	2	2	2
EM Debt	Bloomberg Barclays Emerging Markets USD Aggregate Bond Index	5	5	5	5
Total Fixed Income		**50**	**49**	**47.5**	**45**
Real Estate	Global Property Research General Index9286	4	4	4	4
Private Equity	LPX Composite Listed Private Equity Index	4	4	4	4
Commodities	Bloomberg Commodity Index	2	2	2	2
Gold	SPDR® Gold Shares (GLD®)	0	2	5	10
Total Alternative		10	12	15	20
Hypothetical Portfolio Total		**100**	**100**	**100**	**100**

Source: State Street Global Advisors as of March 31, 2019.

The asset allocation scenario is for hypothetical purposes only and is not intended to represent a specific asset allocation strategy or recommend a particular allocation. Each investor's situation is unique and asset allocation decisions should be based on an investor's risk tolerance, time horizon and financial situation. It is not possible to invest directly in an index.

Figure 3: SPDR® Gold Shares Standard Performance as of March 31, 2019

	1 Month (%)	QTD (%)	YTD (%)	1 Year (%)	3 Years (%)	5 Years (%)	10 Years (%)	Since Inception 11/18/2004 (%)
NAV	-1.83	0.98	0.98	-2.54	1.15	-0.34	3.11	7.34
Market Value	-1.60	0.63	0.63	-3.01	1.22	-0.26	3.05	7.22
LBMA Gold Price PM	-1.80	1.28	1.28	-2.15	1.55	0.06	3.52	7.77

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month end performance.

Gross Expense Ratio: 0.40%. The gross expense ratio is the fund's total annual operating expense ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the fund's most recent prospectus.

State Street Global Advisors 3

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Frequent that they trading may offset of ETFs any could savings significantly from low fees increase or costs. commissions    and other costs such The owners. trademarks Third party and data service providers marks referenced make no warranties herein are or the representations property of their of any respective kind relating damages to of the any accuracy, kind relating completeness to the use or of timeliness such data. of    the data and have no liability for Investing Investing involves in commodities risk, and you entails could significant lose money risk on an and investment is not appropriate in GLD. for Important all investors. risk    information Investing involves risk, and you could lose money on an investment in SPDR® Gold Trust (“GLD®”). 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Investing all investors. in commodities    entails significant risk and is not appropriate for Important Information Relating to SPDR® Gold Trust (“GLD®”): The prospectus) SPDR Gold with Trust the (“GLD”) Securities has and filed Exchange a registration Commission statement (“SEC”) (including for the a read offering the to prospectus which this in communication that registration relates. statement Before and you other invest, documents you should GLD has Please filed with see the the SEC GLD for prospectus more complete for a more information discussion about of GLD the risks and this of investing offering. these in GLD documents shares. The for GLD free prospectus by visiting is EDGAR available on the by SEC clicking website here. at You may sec.gov get    participant or by visiting will spdrgoldshares. arrange to send com. you Alternatively, the prospectus the if Trust you request or any authorized it by calling 866.320.4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the 1936 “1940 (the “CEA”) Act”) and . As is a result, not subject shareholders to regulation of the under Trust the do not Commodity have the Exchange protections Act of associated 1940 Act or with the protections ownership of afforded shares by in the an investment CEA. company registered under the value. GLD shares The value trade of like GLD stocks, shares are relates subject directly to investment to the value risk of and the will gold fluctuate held by in GLD market (less    an its expenses), investment and in the fluctuations shares. The in the price price received of gold upon could the materially sale of the and shares, adversely which affect trade at GLD does market not price, generate may be any more income, or less and than as the GLD value regularly of the sells gold represented gold to pay for by its them.    ongoing expenses, to that extent.    the amount of gold represented by each Sharewill decline over time The permission World Gold of the Council World name Gold Council and logo pursuant are a registered to a license trademark agreement. andused The World with the Gold    Council this material. is not World responsible Gold Council for the content is an affiliate of, and of is GLD’s not liable sponsor. for the    use of or reliance on, GLD® is a registered trademark of World Gold Trust Services, LLC used with the permission Standard & of Poor’s World ®, S&P Gold®    Trust and SPDR Services, ® are LLC. registered    trademarks of Standard & Poor’s trademark Financial Services of Dow LLC, Jones a division Trademark of S&P Holdings Global LLC (S&P); (Dow Dow Jones); Jones and is these a registered trademarks    certain have been purposes licensed by for State use Street by S&P Corporation. Dow Jones State Indices Street LLC Corporation’s (SPDJI) and sublicensed financial products for are respective not sponsored, affiliates endorsed, and third party sold or licensors promoted and by none SPDJI, of such Dow parties Jones, S&P, makes their any representation any liability in relation regarding thereto. the advisability of investing in suchproduct(s) nor do they have SIPC, Distributor: an indirect State wholly Street owned Global subsidiary Advisors Funds of State Distributors, Street Corporation. LLC, member References FINRA, to State affiliates Street provide may services include State and receive Street fees Corporation from the and SPDR its affiliates. ETFs. Certain State Street Global For more Advisors information, Funds please Distributors, contact LLC, the One Marketing Iron Street, Agent Boston, for GLD: MA, State 02210; Street T: Before +1 866 investing, 320 4053 spdrgoldshares. consider the com. funds’ investment objectives, risks, charges which contains and expenses. this and To other obtain information, a prospectus call or 866.787.2257 summary prospectus or visit spdrs.com. Read it carefully. © 2019 State Street Corporation. All Rights Reserved. ID16346-2084617.5.1.AM.RTL 0419 Exp. Date: 07/31/2019

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.